Exhibit 4.2

NOTE AMENDMENT

This Note Amendment (this “Amendment”) is made as of this 20th day of July, 2009 by and among Cardium Therapeutics, Inc., a Delaware corporation (the “Company”), and the holders (each a “Holder”) of an unsecured promissory note issued pursuant to the terms of that certain Note and Warrant Purchase Agreement dated June 11, 2009 (“Purchase Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Notes.

W I T N E S S E T H

WHEREAS, the Company issued and sold an aggregate principal amount of $750,000 of unsecured promissory notes pursuant to the Purchase Agreement, of which an aggregate principal amount of $600,000 of such notes are dated June 11, 2009 and an aggregate principal amount of $150,000 of such notes are dated June 23, 2009, and each of which were amended by that certain Amendment to Promissory Notes dated as of July 10, 2009 by and among the Company and the holders of such notes (such senior subordinated secured promissory notes as amended are referred to herein as the “Notes”);

WHEREAS, on July 10, 2009, the Company and InnerCool entered into an Asset Purchase Agreement (the “Philips APA”) with Philips Electronics North America Corporation, a Delaware corporation (“Philips”), pursuant to which Philips will purchase substantially all of the InnerCool Assets (the “Philips Transaction”), and the Company and Holders wish to facilitate the consummation of the Philips Transaction;

WHEREAS, certain Holders of the Notes wish to take advantage of an offer by the Company to extend the term of all or a portion of their Note as set forth in Section 2 below (the “Optional Term Extension”) in exchange for the receipt of the following payments (collectively the “Term Extension Payments”):

a)	A first payment at the time of Closing of the Philips Transaction (the “First Payment”) comprising the sum of the following: (i) all currently accrued but unpaid interest on their Note; (ii) a Note Origination Fee (as defined in the Note); plus (iii) at the Holder’s election, up to 50% of the outstanding principal of the Note;

b)	Continuing monthly interest payments following the consummation of the Philips Transaction (the “Monthly Payments”) comprising monthly interest on the outstanding principal balance of their Note at the rate of Twelve Percent (12%) per annum; and

c)	A final payment (the “Final Pay-Off Amount”), due no later than November 5, 2009, and comprising any remaining accrued but unpaid interest plus the outstanding principal balance of their Note.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Acknowledgement and Note Extension. Holder acknowledges that each holder of Notes is being afforded an opportunity to individually elect to extend the maturity of such holder’s Note to November 5, 2009 and to otherwise modify and amend such Note as set forth in Section 2 below. In addition, Holder and the Company agree that, effective as of the date hereof, all of the Notes shall be amended as follows:

(a) Section 3 of each Note is hereby amended to read in its entirety as follows:

3. Maturity. Unless sooner paid in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable on the earlier of (i) July 23, 2009, or (ii) the acceleration of the maturity of this Note by the Holder upon the occurrence of an Event of Default (such earlier date, the “Maturity Date”).

(b) Section 5(a)(i) of each Note is hereby amended to delete the words “twenty-three (23) days” and in place thereof insert the words “two (2) Business Days” so that Section 5(a)(i) of the Note shall read in its entirety as follows:

(i) any indebtedness under this Note is not paid when and as the same shall become due and payable, whether at maturity, by acceleration, thirty-five (35) days following notice of prepayment or otherwise, and any such amount shall remain unpaid for a period of two (2) Business Days after the due date thereof

2. Optional Term Extension; Term Extension Payments.

Please indicate below whether you wish to have this Section 2 apply to your Note in exchange for which you will be entitled to receive the Optional Term Extension Payments (including the First Payment, Monthly Payments and Final Pay-Off Amount as described above), with respect to that portion of your Note that you elect to extend (minimum amount for extension 50%).

Yes – I wish to have the provisions of this Section 2 apply to my Note and to receive the corresponding Optional Term Extension Payments with respect to the following portion of my Note:

    % of Principal to be extended (minimum amount 50%)

No – I decline to have the provisions of this Section 2 apply to my Note.

(a) Note Extension and Amendments. The Company and the undersigned holder agree that, effective as of the satisfaction of the Effectiveness Conditions (as defined below), the Note shall be amended as follows:

(1) Section 3 of the Note shall be amended to read in its entirety as follows:

3. Maturity. Unless sooner paid in accordance with the terms hereof, the entire unpaid principal amount and all unpaid accrued interest shall become fully due and payable on the earlier of (i) November 5, 2009, or (ii) the acceleration of the maturity of this Note by the Holder upon the occurrence of an Event of Default (such earlier date, the “Maturity Date”).

(2) Section 4(b) of the Note shall be amended to read in its entirety as follows:

(b) Interest Payments. The Company shall pay to Holder accrued interest and unpaid interest on the last Business Day of each month commencing with July 31, 2009 and on the Maturity Date. Interest at the rate first set forth above shall accrue on any interest which has not been paid on the date on which it is payable until such time as payment therefor is actually delivered to Holder

(3) Section 4(c) of the Note shall be deleted in its entirety.

As used herein, “Effectiveness Conditions” shall mean the following conditions: (i) the Company shall pay all interest accrued but unpaid on the Note through and including the date of payment and (ii) the Company shall pay Holder the full amount of the Origination Fee.

3. Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute one instrument. Delivery by facsimile or other electronic means of an executed counterpart hereof shall have the same force and effect as delivery of an originally executed counterpart hereof.

IN WITNESS WHEREOF, the undersigned, by their duly authorized representatives, have executed this Amendment as of the date first above written.

Company:

CARDIUM THERAPEUTICS, INC.

By:	/s/ Tyler Dylan
Tyler Dylan, Chief Business Officer, General Counsel, Executive Vice President and Secretary

Holder:

(Print Name of Individual or Entity)

By:
(Signature)

Name:
Title:

Principal Amount of Note: $

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